SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 000-23291
                                                                   -------------

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: June 30, 2000

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

      Nothing in this form shall be construed to imply that the Comission has verified any information contained herin.
      If the notification relates to a portion of the filing checked above,identify the Item(s) to which the notification relates:
-------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                               DigiTEC 2000, Inc.
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                            Full Name of Registrant

                                       n/a
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                           Former Name if Applicable

                               8 West 38th Street
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            Address of Principal Executive Office (Street and Number)

                            New York, New York 10018
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed
    |     on or before the 15th calendar day following the prescribed due date;
    |     or the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed)

      Registrant suffered the loss of its Chief Financial Officer. To date, the Company has not been able to hire a Chief Financial Officer and remains understaffed in its financial positions. In addition, the Company has encountered delays in completing third party reviews of the year-end financial statements. For the foregoing reasons, the Company could not complete the filing within the prescribed time frame without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Frank C. Magliato                               212.782.1594
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

            The Registrant's net sales increased from approximately $10.4 million for the twelve months ended June 30, 1999 to approximately $13.7 million for the twelve months ended June 30, 2000, and the Company incurred a loss of approximately $4.5 million for the twelve months ended June 30, 2000 as compared to a loss of approximately $13.5 million for the twelve months ended June 30, 1999. See Attachment for an explanation of the anticipated change.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               DigiTEC 2000, Inc.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  September 28, 2000                By  /s/ Frank C. Magliato
      ---------------------             ----------------------------------------
                                            Name: Frank C. Magliato
                                            Title: President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                                   ATTACHMENT

                                   FORM 12b-25

      The Company's net sales increased from approximately $10.4 million for the twelve months ended June 30, 1999 to approximately $13.7 million for the twelve months ended June 30, 2000. The increase is attributable to the Company's new strategy of focusing on sales, marketing and distribution in place of its strategy to be a facilities based carrier.

      The Company's net loss of approximately $4.5 million incurred by the Company for the twelve months ended June 30, 2000 as compared to a loss of approximately $13.6 million for the twelve months ended June 30, 1999 is due primarily to a (i) decrease in the cost of sales to approximately $12.1 million for the twelve months ended June 30, 2000 as compared to approximately $15.3 million for the twelve months ended June 30, 1999; (ii) gross profit of approximately $1.5 million for the twelve months ended June 30, 2000 as compared to a gross loss of approximately $4.9 million for the twelve months ended June 30, 1999, and (iii) a decrease in selling, general and administrative expenses and other expenses. The decrease in cost of sales and the Company's gross profit is attributable to the Company's abandonment of its strategy to be a facilities based carrier. The decrease in selling, general and administrative expenses is due primarily to a reduction in the cost of consulting services, depreciation and amortization expenses, and rents.